Via Facsimile and U.S. Mail
Mail Stop 6010

August 2, 2007

Mr. Thomas F. Ackerman
Corporate Executive Vice President and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts   01887

Re: **Charles River Laboratories International, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on February 27, 2007
        Form 8-K
        Filed on May 8, 2007
        File No. 001-15943

Dear Mr. Ackerman:

        We have completed our review of your Forms 10-K and 8-K and have no further comments at this time.

                                                Sincerely,

                                                Joel Parker
                                                Accounting Branch Chief